UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 1)

                            FIRST COASTAL CORPORATION
 ................................................................................
                                (Name of Issuer)

                          Common Stock, $1.00 par value
 ................................................................................
                         (Title of Class of Securities)

                                  319699203000
                         . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                                David M.W. Harvey
                             Everest Advisors, Inc.
                           200 Park Avenue, 21st Floor
                            New York, New York 10166
                                 (212) 692-0234
                        . . . . . . . . . . . . . . . . .
         (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 1996
                        . . . . . . . . . . . . . . . . .
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  319699203000              13D                      Page 2 of 8 Pages
- -------------------------                                 ----------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Everest Partners, L.P. (I.R.S. Identification #13-3749603)
- - ------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                  (b) / /
- - ------------------------------------------------------------------------------
 3      SEC USE ONLY
- - ------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- - ------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        / /
- - ------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Everest Partners, L.P.  (organized under New York law)
- - ------------------------------------------------------------------------------
     NUMBER OF          7      SOLE VOTING POWER                 53,000*
       SHARES          -----------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER                  -0-*
      OWNED BY         -----------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER            53,000*
     REPORTING         -----------------------------------------------------
    PERSON WITH        10      SHARED DISPOSITIVE POWER             -0-*
- - ------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*
- - ------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              / /
- - -----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  3.9%
- - -----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                 Everest Partners, L.P.                               PN
- - ------------------------------------------------------------------------------
*    See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W.
     Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.




CUSIP No. 319699203000                  13D                  Page 3 of 8 Pages
- - -----------------------                                ----------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Everest Advisors, Inc  (I.R.S. Identification #13-3743178)
- - ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                (b) / /
- - ------------------------------------------------------------------------------
    3      SEC USE ONLY
- - ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- - ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                           / /
- - ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Everest Advisors, Inc. (organized under New York law)
- - ------------------------------------------------------------------------------
        NUMBER OF          7      SOLE VOTING POWER             53,000*
        SHARES            --------------------------------------------------
       BENEFICIALLY        8      SHARED VOTING POWER              -0-*
         OWNED BY         --------------------------------------------------
           EACH            9      SOLE DISPOSITIVE POWER        53,000*
        REPORTING         --------------------------------------------------
       PERSON WITH        10      SHARED DISPOSITIVE POWER         -0-*
- - ------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*. Everest Advisors,
            Inc. disclaims beneficial ownership of the shares reported pursuant to this Schedule 13D.
- - ------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                /X/
- - ------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
- - ------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                    Everest Advisors, Inc.                          CO
- - ------------------------------------------------------------------------------
*    See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W.
     Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.


CUSIP No. 319699203000                13D                     Page 4 of 8 Pages
- - -----------------------                                -----------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    David M.W. Harvey
- - ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                               (b) / /
- - ------------------------------------------------------------------------------
    3      SEC USE ONLY
- - ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- - ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                          / /
- - ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    David M.W. Harvey          U.S.A.
- - ------------------------------------------------------------------------------
        NUMBER OF           7      SOLE VOTING POWER            53,000*
          SHARES          --------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER             -0-*
         OWNED BY         --------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER       53,000*
        REPORTING         --------------------------------------------------
       PERSON WITH         10      SHARED DISPOSITIVE POWER        -0-*
- - ------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*. Mr. David M.W.
            Harvey disclaims beneficial ownership of the shares reported pursuant to this Schedule 13D.
- - ------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                         /X/
- - ------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
- - ------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                    David M.W. Harvey, L.P.                               PN
- - ------------------------------------------------------------------------------
*    See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W.
     Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.


     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Everest Partners, L.P., Everest Advisors, Inc., and Mr. David M.W. Harvey (the "Reporting Persons") for the purpose of reporting that the Reporting Persons no longer beneficially own in excess of five (5%) of the common stock, par value $1.00 per share (the "Stock"), of First Coastal Corporation, a bank holding company chartered under Delaware law (the "Company").

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended as follows:

     (b) To the best of the Reporting Persons' information and belief, the Company has completed the offering and sale of additional shares of its Stock, including the offering and sale of additional shares of Stock through the exercise of certain rights (the "Rights") distributed by the Company to its shareholders. None of the Reporting Persons exercised any Rights, which Rights have expired by their terms.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     (a) According to information obtained from the Company by the Reporting Persons, on July 24, 1996 the
Company's outstanding shares of Stock increased to 1,357,861 as a result of the sale of additional shares of Stock pursuant to the offering described in the original
Schedule 13D of the Reporting Persons. Accordingly, the 53,000 shares beneficially owned or deemed to be beneficially owned by the Reporting Persons represent approximately 3.9% of the outstanding shares of Stock of the Company.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Stock as of July 24, 1996.

                                   SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EVEREST PARTNERS, L.P.


                                   By:      Everest Advisors, Inc.
                                            a New York corporation
                                            its General Partner

                                            By:      David M.W. Harvey
                                                     President and Secretary


                                                     /s/ DAVID M.W. HARVEY
                                                     ---------------------





Dated:  July 29, 1996

                                    SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EVEREST ADVISORS, INC.


                                        By:      David M.W. Harvey
                                                 President and Secretary


                                                 /s/ DAVID M.W. HARVEY
                                                 ---------------------





Dated:  July 29, 1996

                                    SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ DAVID M.W. HARVEY
                                                  ---------------------
                                                  David M.W. Harvey





Dated:  July 29, 1996